Exhibit 14.1

VISA INC.

CODE OF ETHICS FOR CEO AND SENIOR OFFICERS

Visa Inc. (the “Corporation”) has adopted this Code of Ethics specifically for its Chief Executive Officer and senior financial officers (collectively “Senior Officers”). Each Senior Officer shall:

1. Engage in honest and ethical conduct in performing his or her duties, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2. Avoid conflicts of interest and disclose promptly to the Audit Committee of the Corporation any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. If the situation in question involves a transaction required to be disclosed by the Corporation pursuant to Item 404 of Regulation S-K of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC”), prior approval from the Audit Committee of the Corporation or another independent body of the Board regarding the situation must be obtained. A transaction or conflict of interest situation involving a Senior Officer that is fully disclosed and approved by the Audit Committee or another independent body of the Board will not be deemed to violate this Code.

3. Use his or her best efforts to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with or submits to the SEC and in other public communications made by the Corporation.

4. Use his or her best efforts to maintain the Corporation’s accounting records in accordance with applicable laws, and to ensure that the accounting records are properly supported and classified, and do not contain any false or misleading entries.

5. Be responsible for the Corporation’s system of internal financial controls, and promptly bring to the attention of the Chief Financial Officer and the Audit Committee any information known to the Senior Officer concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Corporation’s ability to record, process, summarize, and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s financial reporting, disclosures, or internal controls.

6. Use his or her best efforts to assure compliance by the Corporation with applicable governmental laws, rules, and regulations.

7. Promptly report any violation of this Code of Ethics to the Audit Committee.

The Senior Officers shall not take any action, directly or indirectly, to fraudulently influence, coerce, manipulate or mislead the Corporation’s or its subsidiaries’ independent public auditors for the purpose of rendering the financial statements of the Corporation or its subsidiaries misleading.

The Senior Officers will be held accountable for adherence to this Code of Ethics. The failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties. If a Senior Officer has any questions regarding the best course of action in a particular situation, he or she should promptly contact the Chair of the Audit Committee. A Senior Officer may choose to remain anonymous in reporting any violation of this Code of Ethics.

This Code may be amended, modified or waived by the Board. Any waiver of the Code for a Senior Officer of the Corporation will be promptly disclosed to the public if required by and in accordance with applicable legal requirements. In addition to complying with this Code of Ethics for Senior Officers, the Senior Officers shall also adhere to any Code of Business Conduct and Ethics hereafter adopted by the Corporation, including any provisions governing ethical conduct, conflicts of interest, and compliance with law.

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